CHINA CULTURE RESORT
HOLDINGS ,INC

Room 1819 Mingyong Building, No.60 Xian Road, Shkekou Dist,Dalian. China.116021 Telephone Number: 0086-0411-84508566. Fax:0086-0411-84507399 Mobile: 0086-13909840703. E-mail: qmisfinance@163.com.

16th October,2008
To:
Mr.Ryan C. Milne
Accounting Branch Chief
United States Securities and Exchange Commission,
Washington. D.C. 20549
Telephone Number: 202-551-3291
                   202-551-3688

Dear Mr. Ryan C.Milne

Thank you for your letter dated September 8,2008 under your file number: 000-52260 which I just received to-day. Please give me sometime to solve this problem with Arunkumar R.CPA of which I do not know that he is not registered with PCAOB According to the list given that he is registered with PCAOB. So, I have to deal this issue with him and see how he solve this problem with me and we paid the audit fees to him when he gave us the Report. He was introduced to us by IPO Centre.

I will let you know the outcome as soon as possible., and if you have any urgent information, please e-mail to my e-mail address above given, which will be faster for our communication. Letters will take sometime to reach us in China.

Yours kind co-operation is highly appreciated.

Yours Sincerely,
China Culture Resort Holdings, Inc.



Wang Xiao Peng